=====================================================================



                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                       ------------------------


                            SCHEDULE 14D-1
                  Tender Offer Statement Pursuant to
        Section 14(d)(1) of the Securities Exchange Act of 1934
                                  and
                             SCHEDULE 13D
               Under the Securities Exchange Act of 1934
                           (Amendment No. 3)

                       ------------------------


                          Edmark Corporation
                       (Name of Subject Company)

                       Indigo Acquisition Corp.
              International Business Machines Corporation
                               (Bidders)
                       ------------------------


                      Common Stock, No Par Value
      (including the associated rights to purchase Common Stock)
                    (Title of Class of Securities)

                       ------------------------


                              281094 20 1
                 (CUSIP Number of Class of Securities)

                       ------------------------


                      Lawrence R. Ricciardi, Esq.
               Senior Vice President and General Counsel
              International Business Machines Corporation
                           Old Orchard Road
                        Armonk, New York 10504
                            (914) 765-1900

     (Name, Address and Telephone Number of Persons Authorized to
       Receive Notices and Communications on Behalf of Bidders)

                       ------------------------

                               Copy to:
                         Allen Finkelson, Esq.
                        Cravath, Swaine & Moore
                            Worldwide Plaza
                           825 Eighth Avenue
                       New York, New York 10019
                            (212) 474-1000

=================================================================

          International Business Machines Corporation ("IBM") and Indigo Acquisition Corp. ("Purchaser") hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 and Schedule 13D, originally filed on November 18, 1996, as amended by Amendments No. 1 and 2, with respect to their offer to purchase all outstanding shares of Common Stock, no par value, of Edmark Corporation, a Washington corporation (the "Company"), as set forth in this Amendment No. 3.

          Item 6. Interest in Securities of the Subject Company.

          On December 17, 1996, IBM issued a press release, a copy of which is attached hereto as Exhibit (a)(11) and is incorporated herein by reference.

          Item 7. Contracts, Arrangements, Understandings or
Relationships with Respect to the Subject Company's Securities.

          Item 7 is hereby amended and supplemented by reference to the First Amendment, dated as of December 17, 1996, to the Agreement and Plan of Merger among IBM, the Purchaser and the Company, a copy of which is attached hereto as Exhibit (c)(3) and is incorporated herein by reference.

          Item 10. Additional Information.

          On December 17, 1996, IBM issued a press release, a copy of which is attached hereto as Exhibits (a)(11) is incorporated herein by reference.

          Item 10 (f) is hereby amended and supplemented by reference to the First Amendment to the Agreement and Plan of Merger among IBM, the Purchaser and the Company, a copy of which is attached hereto as Exhibit (c)(3) and is incorporated herein by reference.

          Item 11. Material to be filed as Exhibits.

          (a)(11) Press Release, dated December 17, 1996.

          (c)(3) First Amendment, dated as of December 17, 1996, to Agreement and Plan of Merger, by and among IBM, the Purchaser and the Company.

                               SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 17, 1996


                                      INDIGO ACQUISITION CORP.,

                                        by:   /s/  LEE A. DAYTON
                                           ---------------------------
                                           Name:  Lee A. Dayton
                                           Title: President


                                      INTERNATIONAL BUSINESS
                                        MACHINES CORPORATION,

                                        by:    /s/  JOHN E. HICKEY
                                           ---------------------------
                                           Name:  John E. Hickey
                                           Title: Vice President, Assistant
                                                   General Counsel and
                                                     Secretary

                             EXHIBIT INDEX


                                                            Sequentially
Exhibit No.                Exhibit                          Numbered Page

(a)(11)                    Press Release, dated
                           December 17, 1996.

(c)(3)                     First Amendment, dated as of
                           December 17, 1996, to Agreement
                           and Plan of Merger, by and among
                           IBM, the Purchaser and the Company.